Exhibit 16.1

Ernst & Young LLP Suite 900 920 Fifth Ave. Seattle, WA 98104	Tel: +1 206 621 1800 Fax: +1 206 654 7799

April 12, 2024

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read Item 4.01 of Form 8-K dated April 12, 2024, of Funko, Inc. and are in agreement with the statements contained in first and last sentences of the first paragraph and paragraphs 2, 3 and 4 therein, and we provide the following additional context: It is our understanding that, after Ernst & Young LLP encouraged the company to initiate a competitive proposal process, the company solicited bids from Ernst & Young LLP and other independent public accountants. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP